EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer C. Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NYSE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	03/02/09
Item IDs	1.01
	5.02
	9.01
Notify via Filing website Only	off
Emails	lisa.williford@raymondjames.com
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	**k8030209.htm**
	8K
EX-10.14	**ex10_14.htm**
	Paul Reilly offer letter
EX-99.1	**ex99_1.htm**
	Paul Reilly press release
GRAPHIC	**logo.jpg**
	logo
8-K	**submissionpdf.pdf**
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>03/02/09</value></field>
                <combobox sid="SubItem_itemId_"><value>1.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>5.02</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
                <combobox sid="SubTable_itemSubmissionType_"><value></value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8030209.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8K</value></field>
                <data sid="data1"><filename>k8030209.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex10_14.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-10.14</value></combobox>
                <field sid="SubDocument_description_1"><value>Paul Reilly offer letter</value></field>
                <data sid="data2"><filename>ex10_14.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_2"><value>Paul Reilly press release</value></field>
                <data sid="data3"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_3"><value>logo</value></field>
                <data sid="data4"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>8-K</value></combobox>
                <field sid="SubDocument_description_4"><value>pdf</value></field>
                <data sid="data5"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></fi
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></fie
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

February 25, 2009
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On February 25, 2009, Paul Reilly, a director of the Company, accepted written offer to become the President of the Company, effective May 1, 2009. Although Mr. Reilly's employment will be "at will", he is guaranteed minimum annual bonuses of $1.5 million (pro rated for the current fiscal year, and in full for his first full fiscal year), even if his employment is terminated prior to the end of his first full fiscal year other than for "cause". Mr. Reilly will also be awarded 250,000 shares of restricted stock on his starting date, the restricted stock will vest on subsequent anniversaries as follows: 30% on the first anniversary (or 30% immediately in the event he has not become CEO by that date); 30% on the third anniversary; 20% on the fourth anniversary; and, 20% on the fifth anniversary. Mr. Reilly's annualized base salary will be $400,000.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Paul Reilly, a Company director, has been appointed President of the Company effective May 1, 2009, with the understanding that he will succeed Thomas James as chief executive officer in one year. Mr. Reilly, age 54, has been Executive Chairman of Korn Ferry International since 2001 and was Chairman and Chief Executive Officer from 2001 to 2007. Prior to that, he was CEO of KPMG International, and previously, Vice Chairman, Financial Services, of KPMG, LLP, the United States member firm of KPMG International.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.

10.14   Letter agreement dated February 25, 2009, between the Company and Paul Reilly, filed herewith.

99.1   Press release darted March 2, 2009.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: March 3, 2009   By: /s/ Jeffrey P. Julien
                                              Jeffrey P. Julien
                                              Senior Vice President - Finance
                                              and Chief Financial Officer

Exhibit 10.14



February 25, 2009

Paul Reilly
8301 Tallahassee Drive NE
St. Petersburg, FL 33702

Dear Paul,

I'm delighted, both personally and from a business perspective, that we have agreed on the major terms of an agreement to employ you as a member of our senior management team, specifically as my heir apparent as CEO. It is my intention, as we have discussed, to relinquish to you the CEO title and CEO's duties one year following the date you join us. Obviously, that will be subject to the approval of the Board at that time, although I don't foresee any problems. I expect you to begin your employment here on May 1, 2009, at which time I will remain as Chairman and CEO. The start date may vary depending on your bonus situation. We anticipate announcing publically your decision to join Raymond James after the market closes on Monday, March 2, 2009.

Since Raymond James doesn't utilize employment agreements for its senior managers, this letter is intended to summarize the major points of your employment which follow:

1. Your initial title will be President of Raymond James Financial, Inc ("RJF"). You will remain a director of RJF, albeit non-independent.

2. Your initial annualized base salary will be $400,000 per annum ($16,666.67 paid semi-monthly).

3. You will be guaranteed a minimum bonus at the rate of $1.5 million, to be awarded on a pro-rata basis for the number of months employed during the current fiscal year. Since we may be changing fiscal year ends for bank holding company purposes that may be based on a September or December year end (5 or 8 months respectively). For the first full fiscal year, you will also be guaranteed a minimum bonus of $1.5 million. At or before the end of that period, you will be compensated on a formula basis reflecting your current responsibilities as determined by the RJF Board of Directors Corporate Governance, Nominating and Compensation Committee. You shall be paid the guaranteed minimum bonuses outlined above in the event your employment is terminated for any reason other than Cause prior to the end of the first full fiscal year. "Cause" shall mean: (i) the commission of a felony or a crime or the commission of any other act or omission involving dishonesty, disloyalty or fraud with respect to RJF or any of its customers or suppliers, (ii) substantial and repeated failure to perform duties as reasonably directed by myself or RJF's Board of Directors, (iii) gross negligence or willful misconduct with respect to RJF, or (iv) any other material breach of this agreement. All performance reviews will correspond to normal policies and you will report to me until the CEO title is transferred.

4. You will be awarded 250,000 shares of restricted common stock of Raymond James Financial on your starting date at the price on that date, which will vest 30% on the first anniversary or immediately in the event you do not accede to the position of CEO, 30% on the third anniversary, 20% on the fourth anniversary and the remaining 20% on the fifth anniversary of your starting date.

5. Subject to the timing of eligibility you will be able to participate in our group health, disability and life insurance plans, the Profit Sharing Trust, Employee Stock Ownership Plan, Employee Stock Purchase Plan and 401(k) Plan as well as the Long Term Incentive Plan. All other Raymond James benefits will be applicable under our employment policies.

6. Pursuant to the company's Drug Free Workplace Policy, you will be required to submit to a pre-hire drug screening upon acceptance of this offer. This offer is contingent upon a satisfactory result. In the event that your employment begins pending the results of your drug screen, a positive result will be grounds for termination.

7. As with all other Raymond James employees, you will be subject to the terms and conditions outlined in the Employee Handbook and all departmental and company policies and procedures, any of which may be revised during your employment with the firm. Please carefully review the Employee Handbook and all departmental and company policies upon the commencement of your employment with Raymond James.

8. As with all Raymond James employees, your employment will be an "at will" relationship. This signifies that either party may terminate the relationship at any time if the arrangement becomes less than satisfactory. The "at will" doctrine and many other important policies and procedures, which will govern your employment and the above terms, are set forth in the RJ Employee Handbook.

9. As an exception to the above, you will be eligible for five weeks of paid vacation beginning in the first year.

I'm extremely excited about the opportunity to work with you and I'm sure that Raymond James will prosper under your leadership in the future. If you have questions or have additional terms to discuss, I stand ready to meet and resolve any issues.

Best Regards,

/s/ Thomas A. James
Thomas A James
Chairman and CEO

Acknowledged and Accepted:

/s/ Paul Reilly   2/25/09
Paul Reilly   Date

TAJ/sak

Exhibit 99.1



March 2, 2009 FOR IMMEDIATE RELEASE

PAUL REILLY NAMED

RAYMOND JAMES PRESIDENT,

SUCCESSOR TO CEO THOMAS JAMES

ST. PETERSBURG, Fla. – Raymond James Financial (NYSE-RJF) Chairman and CEO Thomas A. James announced that Paul Reilly will join the firm as president of Raymond James Financial on May 1, 2009, and after one year will succeed James as chief executive officer. After that point, James will continue to work for the firm full time as executive chairman of the board.

Reilly was named to the Raymond James Financial board of directors in 2005, and has served as chair of the audit committee for the past year. He is currently executive chairman of Korn/Ferry International (NYSE-KFY), a global provider of talent management solutions, and began his tenure with the company as chairman and CEO in 2001. Prior to that, Reilly was CEO at KPMG International, a firm of more than 100,000 employees with annual revenues of $12 billion. Based in Amsterdam, he was responsible for the overall strategy and implementation of the firm's products, services and infrastructure on a global basis. Before being named CEO at KPMG, he ran the firm's financial services business and earlier had held senior management positions in its real estate consulting group. Reilly earned his bachelor's degree and an MBA in finance from the University of Notre Dame, and also holds the Certified Public Accountant designation.

"Because he grew up in St. Petersburg, I have known Paul and his family since he was a young tennis player. Since then, he has demonstrated success in academia and international business, as well as, in recent years, as a public company CEO," stated James.

"During his three-year tenure as a board member of Raymond James Financial, he has exhibited high intellect, financial acumen, good decision-making skills, objectivity, and a commitment to the values and tenets upon which Raymond James was founded. I have confidence his work ethic, management skills and integrity will enable him to guide Raymond James to continued success in the future."

In the coming year, Reilly will continue to serve on the RJF board of directors and as part of the succession transition will assume reporting responsibilities and special assignments as dictated by business need.

"The Raymond James Board of Directors and I have been focused on expanding the depth of our management team and addressing the need for a sound succession plan for some time. The addition of Paul as leader of our existing team of very capable managers will achieve that objective. Furthermore, during the transition, I can facilitate that process to assure future success and independence for Raymond James Financial," James continued.

James also noted that Reilly's history with Raymond James and appreciation for the firm's culture and values will help ensure continuity during this period of transition.

"I grew up in St. Petersburg and worked many years in the financial services industry," said Reilly. "During that time I have witnessed Raymond James transform from an impressive local business to one of the country's largest securities firms. I have long had a special affinity and admiration for the company and my regard for Raymond James and its executive team has only grown during my tenure as a board member.

"With its conservative management practices and principles, commitment to clients and service-oriented culture, the firm increasingly distinguishes itself from others in the industry. Raymond James' relatively steady performance during these challenging economic times has validated its approach and is another reason why it continues to be so well-respected by clients, advisors and peers," Reilly continued.

"I believe Raymond James is remarkably well-positioned for success in the future and am excited to work with Tom James and the firm's senior managers to build on the firm's impressive heritage and help it to continue to realize its tremendous potential."

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,000 financial advisors serving approximately 1.8 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are currently $173 billion, of which approximately $26 billion are managed by the firm's asset management subsidiaries.

-30-

For more information, contact Tracey Bustamante at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.